SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)

North American Technologies Group, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

657193207

(CUSIP Number)

John W. Menke, Esq.

Boyer & Ketchand

Nine Greenway Plaza, Suite 3100

Houston, Texas 77046

(713) 871-2025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO. 657193207	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avalanche Resources, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON* PN

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This Amendment No. 2 to Schedule 13D amends the original filing by Avalanche Resources, Ltd. (“Avalanche”) on Schedule 13D dated September 29, 2000, as amended by Amendment No. 1 to Schedule 13D dated December 27, 2001.

ITEM 1. Security of the Issuer.

This statement relates to the Common Stock, par value $.001, of North American Technologies Group, Inc., a Delaware corporation (the “Issuer”), which has its principal business office at 14315 West Hardy Road, Houston, Texas 77060.

ITEM 4. Purpose of Transactions.

On November 8, 2004, the Issuer entered into a Common Stock Purchase Agreement (the “Stock Purchase Agreement”) with Avalanche, Kevin C. Maddox (“Maddox”) and an investment group composed of Big Bend XI Investments, Ltd., Crestview Capital Master, LLC, Midsummer Investment Ltd., HLTFFT, LLC, Richard Kiphart, Islandia, L.P. and Crestview Warrant Fund, L.P. (collectively, the “Purchasers”) in which Avalanche and Maddox agreed to sell all 34,338,246 shares of Common Stock of the Issuer (the “Shares”) and warrants to purchase 3,719,768 shares of Common Stock of the Issuer (the “Seller Warrants”) owned by them to the Purchasers (the “Sale Transaction”). Following the closing of the Sale Transaction, Avalanche has no interest in the common stock of the Issuer.

ITEM 5. Interest in Securities of the Issuer.

(a) As of November 12, 2004, Avalanche beneficially owns no shares of common stock of the Issuer.

(b) N/A

(c) In the Sale Transaction described in Item 4 above, the Purchasers paid an aggregate of $10,800,000 in cash (the “Proceeds”) to Avalanche and Maddox for the Shares and the Seller Warrants (collectively the “Securities”), at prices ranging from $.25 to $.40 per share, for an average price per share of $.31 for the Shares and $350,000 for the Seller Warrants. The Sale Transaction was closed on November 12, 2004.

(d) N/A

(e) On November 12, 2004, Avalanche ceased to be the beneficial owner of more than five percent of the Issuer’s common stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Contemporaneously with the execution of the Stock Purchase Agreement, and as a condition to the closing of the transactions contemplated thereby, Avalanche, Maddox and the Issuer entered into an Exchange Agreement (the “Exchange Agreement”) with Sponsor Investments, LLC (“Sponsor”) in which Sponsor agreed to exchange its option to acquire a 49.9% ownership interest in

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TieTek LLC, the Issuer’s operating subsidiary, and other consideration for the issuance of 43,114 shares of a new Series CC Preferred Stock of the Issuer and a warrant (the “Warrant”) to purchase additional shares of Series CC Preferred Stock of the Issuer (the “Sponsor Transaction”). The 43,114 shares of Series CC Preferred Stock would be convertible into approximately 39,920,190 shares of the Issuer’s Common Stock, and the Preferred Stock purchasable under the Sponsor Warrant would be convertible into an estimated 8,479,594 shares of the Issuer’s Common Stock.

In accordance with the terms of the Exchange Agreement, Avalanche and Maddox entered into a Pledge Agreement under which they delivered $1,500,000 of the Proceeds of the sale of the Securities into a pledge account to secure the indemnification obligations of Avalanche and Maddox under the Exchange Agreement.

As of the date of this filing, the Sponsor Transaction had not yet closed.

ITEM 7. Material to be Filed as Exhibits.

1.	Stock Purchase Agreement among Avalanche, Maddox, the Issuer and the Purchasers dated November 8, 2004 (filed as Exhibit 10.17 to the Issuer’s Form 10-QSB for the period ending September 30, 2004, and incorporated herein by reference).

2.	Exchange Agreement among Avalanche, Maddox, the Issuer and Sponsor dated November 8, 2004 (filed as Exhibit 10.18 to the Issuer’s Form 10-QSB for the period ending September 30, 2004, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2005	AVALANCHE RESOURCES, LTD.

	By:	Avalanche Management Corporation,
Its General Partner

	By:	/s/ Kevin C. Maddox
Kevin C. Maddox, President

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